Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Resignation of Mr Thierry Bolloré (DIN:08935293) as a Non-Executive Non-Independent Director of the Company

Mumbai, November 16, 2022: We wish to inform you that Mr Thierry Bolloré (DIN:08935293), Non-Executive Non-Independent Director of Tata Motors Limited (“the Company”) has tendered his resignation w.e.f. December 31, 2022.

The details as required under the SEBI Listing Regulations read with the SEBI Circular No. CIR/CFD/CMD/4/2015 dated 9th September, 2015 and announcement made by Jaguar Land Rover Automotive Plc, UK, are reproduced herein below as Annexure A and B, respectively.

We would request you to kindly take the above on record.

Annexure A

Details of Mr. Thierry Bolloré DIN: 08935293 as required under Regulation 30(6) read with Para A of Part A of Schedule III of the SEBI Listing Regulations and SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015

Sr. No.	Particulars	Details
Reason for change viz. ~~appointment,~~ resignation, ~~removal, death or otherwise;~~

Mr Thierry Bolloré has today tendered his resignation as the Chief Executive Officer of Jaguar Land Rover Automotive Plc, UK (“JLR”), a wholly owned subsidiary of the Company due to personal reasons, w.e.f. December 31, 2022.

Consequent upon cessation of his aforesaid employment with JLR, Mr Thierry Bolloré has resigned as Non-Executive Non-Independent Director of Tata Motors Limited w.e.f. December 31, 2022.

	Date of ~~appointment/~~cessation ~~(as applicable) & term of appointment;~~	December 31, 2022
	Brief profile (in case of appointment);	NA
	Disclosure of relationships between directors (in case of appointment of a Director);	NA

Annexure B

JAGUAR LAND ROVER EXECUTIVE BOARD ANNOUNCEMENT

Wednesday, 16 November 2022: Jaguar Land Rover Chief Executive Officer Thierry Bolloré, has today announced his resignation from the company for personal reasons, leaving on 31st December 2022.

Mr Bolloré said: “I am immensely proud of what we have achieved together at Jaguar Land Rover over the last two years. The company's transformation and acceleration towards a sustainable, profitable future as a modern luxury business is underway at great pace. I would like to thank the whole team for their dedication and passion and I wish the entire organisation the very best for the future.”

Mr Chandrasekaran, Chairman of Tata Sons, Tata Motors and Jaguar Land Rover plc said: “I want to thank Thierry for everything he has done at Jaguar Land Rover. The foundations for a successful transformation have been laid, leaving the company well poised for the future."

Taking over from today as Interim CEO will be Adrian Mardell. Adrian has been part of Jaguar Land Rover for 32 years and a member of the Executive Board for three years.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.